Exhibit 1

Media Release

4 May 2006

Westpac delivers record cash earnings, up 12%

                •   Net profit up 16% to $1,469 million.

                •   Cash earnings per share up 12% to 82 cents.

                •   Interim dividend 56 cents, fully franked, up 14%.

                •   Return on equity (cash basis) 23%.

                •   Economic profit up 16% to $1,129 million.

                •   Revenue up 10%.

                •   Expense to income ratio 47%, an improvement of 300 basis points.

      All comparisons are with 2005 interim result, as reported on A-IFRS

Interim Profit Result

Westpac Banking Corporation today announced a record net profit of $1,469 million for the six months ended 31 March 2006, up 16%. Cash earnings were up 12%, to a record $1,511 million.

Westpac also announced an interim dividend of 56 cents, up 14% on the six months ended 31 March 2005.

Westpac Chief Executive Officer, David Morgan, said: “This is a strong and credible performance with Westpac once again delivering double digit earnings growth.

“The benefits of our well grounded and robust strategy of focusing on our core markets of Australia, New Zealand and the Pacific are showing through.

“The strength and consistency of our results over a number of years shows that we have created a resilient bank that is delivering for all stakeholders, while successfully meeting the growing competitive challenges head on.

“Our investment in sales and customer systems, as well as improved back-office infrastructure, provides the building blocks for Westpac’s continued growth. These investments will see more jobs created in customer serving areas, with around 500 new front-line employees already added over the past year.

“Business growth was robust, while maintaining disciplines in terms of margin management, asset quality and cost controls. Asset quality remains sound, with impaired assets at historically low levels,” he said.

Business Unit Performance

“Our diverse and well balanced portfolio of businesses remains a key strength in continuing to deliver high quality results. BT’s result is a standout and momentum has been restored in Business and Consumer Banking. Westpac’s Institutional Bank’s underlying performance was also strong. However, Westpac New Zealand’s performance was impacted by the slowing economy,” Dr Morgan said.

Key business unit results include:

•                  Australian Business and Consumer Banking (BCB) delivered a 12% increase in cash earnings. BCB has seen solid volume growth across key portfolios, with lending growing 11%, while containing expense growth to just 2%. Credit card growth has been a highlight with growth of 14% for the year and 20% annualised in the latest half;

•                  Westpac Institutional Bank’s (WIB) cash earnings were impacted by the run off in New Zealand structured finance transactions. Excluding these structured finance impacts, cash earnings were up 26%. Financial markets performance was particularly strong with foreign exchange earnings up 30%. WIB continues to be number one lead bank for Australian corporations, with transactional banking revenues up 9% to $83 million;

•                  New Zealand retail banking and wealth management cash earnings were up 4%. Total lending grew a solid 13% and deposits were up 8%, however this growth was offset by a 25 basis point decline in margins; and

•                  BT Financial Group cash earnings were up a strong 20%, with funds under administration growing an impressive 27%. Wrap and corporate superannuation volumes continue to be stand-outs, growing 43% and 28% respectively. Importantly, the targeting of Westpac’s customer base has seen sales volumes within the advice business improve 21%.

Outlook

Commenting on the outlook, Dr Morgan said: “Westpac’s financial position is in excellent shape. The increase in the dividend reflects the strength of the result and confidence in our future.

“Importantly, the overall economic and operating environment remains favourable, despite the challenges of rising oil prices, a softer outlook for the New Zealand economy and increased competition.

“While recognising these short-term challenges, we continue to manage Westpac for the long-term, focusing on sustainable profitable growth and returns, and building a resilient company.

“The engagement of our employees around clear long-term vision and strong values has developed a team of highly motivated and focused people, with a great ability to get the job done. This is a people driven result.

“With Westpac’s franchise in great shape, we are confident that we will continue to deliver strong outcomes for shareholders,” Dr Morgan said.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510
Mb: 0419 683 411